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MAR 14 2019

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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53441

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/18** (mm/dd/yy) AND ENDING **12/31/18** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aquilo Partners, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 California Street, Suite 500
(No. and Street)

San Francisco	**California**	**94108**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Rumsey **415-677-0309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RMS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, **John Rumsey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aquilo Partners, L.P.**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

See Attached Acknowledgment

Notary Public

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On 03/13/2019 before me, Altynay Abdrakhmanova, Notary Public
(insert name and title of the officer)

personally appeared JOHN HANNA RUMSEY,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ALTYNAY ABDRAKHMANOVA
COMM. # 2245058
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES JUNE 3, 2022

Signature [signature] (Seal)

Aquilo Partners, L.P.

December 31, 2018

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners of
Aquilo Partners, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aquilo Partners, L.P. (the "Partnership") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Aquilo Partners, L.P.'s auditor since 2009.
Walnut Creek, California
March 11, 2019

Aquilo Partners, L.P.

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 2,013,014
Accounts receivable, net of allowance of $95,929	657,898
Investments in securities, at fair value	771,775
Notes and accrued interest receivable	404,632
Prepaid expenses and other assets	152,733
Right of use asset – operating lease	4,445,129
Property and equipment, net of $29,408 accumulated depreciation	37,470
Total Assets	$ 8,482,651
Liabilities and Partners' Capital	
Liabilities	
Accounts payable	$ 290,606
Accrued compensation	1,197,540
Deferred revenues	167,193
Lease liability – operating lease	4,410,398
Due to partners	43,254
Total Liabilities	6,108,991
Partners' Capital	2,373,660
Total Liabilities and Partners' Capital	$ 8,482,651

See accompanying notes.

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2018

1. Organization

Aquilo Partners, L.P. (the "Partnership") was formed as a limited partnership on December 12, 2008. Aquilo Partners, Inc. is the general partner of the Partnership. The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents
The Partnership considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Included in cash and cash equivalents is a nine month, risk-free certificate of deposit that can be withdrawn at any time without penalty.

Accounts Receivable
Accounts receivable are uncollateralized obligations due to the Partnership. Fees are recognized in accordance with contract terms and payments of fees receivable are allocated to specific contracts. Management reviews the collectability of accounts receivable on a regular basis. An allowance for uncollectible receivables is established where collectability of all or part of a receivable becomes impaired.

Property and Equipment
Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

Leases
Management determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use asset ("ROU") and lease liability on the accompanying statement of financial condition. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date.

The Partnership has leases that are month to month which are considered short-term and not included in ROU asset and lease liability.

Lease agreements may have non-lease components which the Partnership presents as a single lease component.

2. Significant Accounting Policies (continued)

Income Taxes

The Partnership, a limited partnership, is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Partnership passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. The Partnership is responsible for New York City income taxes. The Partnership is no longer subject to examination by taxing authorities for tax years before 2014.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements at and for the year ended December 31, 2018.

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-which requires the Partnership to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined). At December 31, 2018, the Partnership's net capital was $407,808 which exceeded the requirement by $294,568.

4. Risk Concentrations

The Partnership maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Partnership has not experienced any losses in such accounts. At December 31, 2018, the Partnership held deposits that were in excess of applicable federal insurance limits by $1,786,772.

The Partnership concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence. The Partnership's ability to generate new contracts is dependent upon the overall economic condition of the industries in which potential customers operate.

5. Profit Sharing Plan and Pension Plan

Effective December 31, 2005, the Partnership adopted a 401(k) profit sharing plan (the "Plan") covering substantially all employees. Contributions under the Plan are made in such amounts as may be determined by the management in conformity with provisions of the Employee Retirement Income Security Act of 1974. In addition, the plan allows for a discretionary salary deferral by employees who may contribute up to the defined statutory limit.

6. Related Party Transactions

The Partnership has issued notes receivable to various related parties that are unsecured and have various interest rates. The notes will be repaid in installments over time ending in 2020. In addition, during 2015, the Partnership issued a note receivable to one of its partners for a capital contribution. This amount has been presented net with the partner's capital account.

7. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Partnership bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Partnership's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities
Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Partnership estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2018

7. Fair Value Measurements (continued)

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common and preferred stock	$ 110,027	$ -	$ 565,871	$ 675,898
Warrants	-	-	95,877	95,877
Total assets at fair value	$ 110,027	$ -	$ 661,748	$ 771,775

Quantitative information about the Partnership's Level 3 fair value measurements of its investments as of December 31, 2018 is provided below. In addition to the techniques and inputs noted in the table below, according to the Partnership's valuation policy the Partnership may also use other valuation techniques and methodologies when determining its fair value measurements. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Partnership's fair value measurements.

Assets	Fair Value as of December 31, 2018	Valuation Technique	Inputs
Common and preferred stock	$ 565,871	Market approach	Stock price, Most recent financing transaction
Warrants	$ 95,878	Market approach (Black-Scholes)	Stock price, Volatility, Liquidity discount

8. Revenue from Contracts with Customers

Effective January 1, 2018 the Partnership adopted ASU 2014-09, "Revenue from Contracts with Customers". Revenue from contracts with customers is recognized when, or as, the Partnership satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Partnership expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price"). In determining the transaction price, the Partnership considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Partnership considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Partnership's influence, such as market volatility or the judgment and actions of third parties. The Partnership has applied ASU 2014-09 using the full retrospective method with the cumulative effect recognized as an adjustment to beginning retained earnings.

8. Revenue from Contracts with Customers (continued)

The following provides information on the recognition of the Partnership's revenues from contracts with customers:

Strategic Advisory Fees. The Partnership provides services by providing clients with strategic advisory services. Strategic Advisory Fees are fixed fees recognized over time using a time elapsed measure of progress as the Partnership's clients simultaneously receive and consume the benefits of those services as they are provided.

Transaction Fees. The Partnership provides services by providing clients mergers, acquisitions and financing services related to transactions. Transaction Fees are typically variable and recognized at a point in time when the agreed upon service has been provided or transaction is completed since the related performance obligation has been satisfied.

Reimbursement Income. The Partnership receives reimbursement income from clients for expenses related to work completed for such client. Reimbursement income is recognized when related expenses are incurred. Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on contract by contract basis. There were no capitalized costs as of December 31, 2018.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Transaction fees that are contingent upon completion of specific milestones are excluded from the transaction price at December 31, 2018, as it is probable that a significant reversal would occur.

Contract Balances

Revenue is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue until such time when the performance obligation is met. Deferred revenue primarily relates to Strategic Advisory Fees received. Deferred revenue from contracts with customers totaled $167,193 and $0 as of December 31, 2018 and January 1, 2018 respectively.

Alternatively, the Partnership records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Partnership had receivables related to revenues from contracts with customers of $657,898 and $445,797 as of December 31, 2018 and January 1, 2018 respectively. The Partnership had no significant impairments related to these receivables during the year ended December 31, 2018.

The Partnership has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Partnership's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Partnership.

9. Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Partnership elected to adopt the standard early (effective November 1, 2018) and the financial statements reflect such adoption.

In July 2018, the Partnership entered into an operating lease and related subleases for its office space. The lease commencement date was November 1, 2018 and the term is eighty months. The Partnership has an option to extend for another five years. The extended period was not included in the ROU asset and liability. The base rent includes annual rent increases. The Partnership has entered into two subleases. The ROU asset was and lease liability was recorded using a discount rate of 10%. The discount rate was determined by management of the Partnership based on its view of its associated cost of capital. In addition, the Partnership paid legal fees associated with entering into the lease of $39,107 which were recorded as a ROU asset and is being amortized over the term of the lease. For the year ended December 31, 2018, the Partnership had an ROU asset of $4,445,129 and a lease liability of $4,410,398.

10. Recently Issued Accounting Pronouncements

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

11. Subsequent Events

The Partnership has evaluated subsequent events through March 11, 2019, the date which the financial statements were issued.